MARKETING MATERIAL

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                           PSB MUTUAL HOLDING COMPANY
                                 11 Penn Center
                                   Suite 2601
                               1835 Market Street
                        Philadelphia, Pennsylvania 19103
                                 (215) 979-7900

                      NOTICE OF SPECIAL MEETING OF MEMBERS
                       To be Held on ______________, 1998

         Notice is hereby given that a special meeting (the "Special Meeting") of members of PSB Mutual Holding Company (the "MHC") will be held at the main office of Pennsylvania Savings Bank (the "Savings Bank") at 11 Penn Center, Suite 2600, 1835 Market Street, Philadelphia, Pennsylvania, on ________, ______________, 1998, at __:__ _.m., Eastern Time. Business to be taken up at the Special Meeting shall be:

(1) To approve a Plan of Conversion from Mutual Holding Company to Stock Holding Company and Agreement and Plan of Reorganization (the "Plan of Conversion") between the MHC and the Savings Bank, pursuant to which the Savings Bank organized PSB Bancorp, Inc. (the "Holding Company") and, upon consummation of the following transactions, the Savings Bank will become a wholly-owned subsidiary of the Holding Company: (i) the MHC, which currently owns 51.5% of the outstanding shares of common stock of the Savings Bank, will convert from mutual holding company to a state interim stock savings bank ("Interim A") and simultaneously merge with and into the Savings Bank, with the Savings Bank as the surviving entity; (ii) the Savings Bank will merge with and into an interim stock savings bank ("Interim B") to be formed as a wholly-owned subsidiary of the Holding Company, with the Savings Bank being the surviving entity; (iii) the outstanding shares of common stock of the Savings Bank (other than those held by the MHC which will be canceled) (the "Public Savings Bank Shares") will be exchanged for shares of common stock of the Holding Company (the "Exchange Shares") pursuant to a ratio that will result in the holders of such shares owning in the aggregate approximately the same percentage of the outstanding shares of common stock of the Holding Company (the "Common Stock") as they currently own in the Savings Bank, before giving effect to such shareholders purchasing additional shares of Common Stock (the "Conversion Shares") in a concurrent stock offering by the Holding Company (the "Conversion Offerings") or by the Savings Bank's employee stock ownership plan thereafter or receiving cash in lieu of fractional Exchange Shares; and (iv) the offer and sale of Conversion Shares by the Holding Company in the Conversion Offerings (collectively, the "Conversion and Reorganization"), all undertaken pursuant to the laws of the United States and the rules and regulations of the Office of the
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                  Federal Deposit Insurance Corporation (the "FDIC") and the
                  Department of Banking of the Commonwealth of Pennsylvania (the "PDOB"); and

         (2) To consider and vote upon any other matters that may lawfully come before the Special Meeting.

         Note: As of the date of mailing of this Notice, the Board of Directors is not aware of any other matters that may come before the Special Meeting.





         The members entitled to vote at the Special Meeting shall be those members of the MHC at the close of business on ___________, 1997, and who continue as members until the Special Meeting, and should the Special Meeting be, from time to time, adjourned to a later time, until the final adjournment thereof.

                                      BY ORDER OF THE BOARD OF DIRECTORS



                                      ANTHONY DISANDRO
                                      PRESIDENT AND CHIEF OPERATING
                                      OFFICER
Philadelphia, Pennsylvania
________________, 1998


PLEASE SIGN AND RETURN PROMPTLY EACH PROXY CARD YOU RECEIVE IN THE ENCLOSED POSTAGE-PAID ENVELOPE. THIS WILL ASSURE NECESSARY REPRESENTATION AT THE SPECIAL MEETING, BUT WILL NOT PREVENT YOU FROM VOTING IN PERSON IF YOU SO DESIRE. THE PROXY IS SOLICITED ONLY FOR THIS SPECIAL MEETING (AND ANY ADJOURNMENTS THEREOF) AND WELL NOT BE USED FOR ANY OTHER MEETING. YOU MAY REVOKE YOUR WRITTEN PROXY BY WRITTEN INSTRUMENT DELIVERED TO ANTHONY DISANDRO, PRESIDENT AND CHIEF OPERATING OFFICER, PSB MUTUAL HOLDING COMPANY, AT THE ABOVE ADDRESS AT ANY TIME PRIOR TO OR AT THE SPECIAL MEETING.



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                           PSB MUTUAL HOLDING COMPANY
                                 11 PENN CENTER
                                   SUITE 2601
                               1835 MARKET STREET
                        PHILADELPHIA, PENNSYLVANIA 19103
                                 (215) 979-7900


                                 PROXY STATEMENT

                              ______________, 1998


         YOUR PROXY, IN THE FORM ENCLOSED, IS SOLICITED BY THE BOARD OF DIRECTORS OF PSB MUTUAL HOLDING COMPANY FOR USE AT A SPECIAL MEETING OF MEMBERS TO BE HELD ON ______________, 1998, AND ANY ADJOURNMENT OF THAT MEETING, FOR THE PURPOSES SET FORTH IN THE FOREGOING NOTICE OF SPECIAL MEETING. YOUR BOARD OF DIRECTORS AND MANAGEMENT URGE YOU TO VOTE FOR THE PLAN OF CONVERSION.

PURPOSE OF MEETING - SUMMARY

         A special meeting of members (the "Special Meeting") of PSB Mutual Holding Company (the "MHC") will be held at the Savings Bank's main office at 11 Penn Center, Suite 2601, 1835 Market Street, Philadelphia, Pennsylvania, on _________, ______________, 1998, at __:00 _.m., Eastern Time, for the purpose of considering and voting upon a Plan of Conversion from Mutual Holding Company to Stock Holding Company and Agreement and Plan of Reorganization (the "Plan of Conversion"), which, if approved by a majority of the total votes of the members eligible to be cast, will permit the Savings Bank to become a subsidiary of the Holding Company, a newly-organized Pennsylvania corporation formed by the Savings Bank. The reorganization of the Savings Bank and the acquisition of control of the Savings Bank by the Holding Company are collectively referred to herein as the "Conversion and Reorganization."

         Pursuant to Pennsylvania law and action of the Board of Trustees of the MHC, depositors of the Savings Bank, are members of the MHC. Members entitled to vote on the Plan of Conversion are members of the MHC as of ______________, 1997 ("Voting Record Date") who continue as members until the Special Meeting, and should the Special Meeting be, from time to time, adjourned to a later time, until the final adjournment thereof. The Conversion and Reorganization requires the approval of not less than a majority of the total votes eligible to be cast at the Special Meeting.

         Pursuant to the Plan of Conversion, (i) the MHC will convert from a state-chartered mutual holding company to a state-chartered interim stock savings bank (i.e. Interim A) and simultaneously merge with and into the Savings Bank, pursuant to which the MHC will cease to exist and the shares of Savings Bank Common Stock held by the MHC will be canceled, and (ii) Interim A will then


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merge with and into the Savings Bank. As a result of the merger of Interim A with and into the Savings Bank, the Savings Bank will become a wholly-owned subsidiary of the Holding Company and the shares of Savings Bank Common Stock held by persons other than the MHC (the "Public Savings Bank Shares") will be converted into shares of common stock of the Holding Company (the "Exchange Shares") pursuant to a ratio (the "Exchange Ratio"), which will result in the holders of such shares owning in the aggregate approximately the same percentage of the Common Stock to be outstanding upon the completion of the Conversion and Reorganization as the percentage of Savings Bank Common Stock owned by them in the aggregate immediately prior to consummation of the Conversion and Reorganization, without regard to (a) the payment of cash in lieu of issuing fractional Exchange Shares and (b) any Conversion Shares (defined below) purchased by the Savings Bank's shareholders in the Conversion Offerings (defined below) or the ESOP thereafter.


         As part of the Plan of Conversion, nontransferable rights to subscribe ("Subscription Rights") for up to ____________ shares of Common Stock ("Conversion Shares") have been granted, in order of priority, to (i) depositors with $50.00 or more on deposit at the Savings Bank as of June 30, 1996 (the "Eligible Account Holders"), (ii) the ESOP, a tax-qualified employee benefit plan, and (iii) depositors with $50.00 or more on deposit at the Savings Bank as of _____________________ (the "Supplemental Eligible Account Holders"), subject to the priorities and purchase limitations set forth in the Plan of Conversion (the "Subscription Offering"). Concurrently, but subject to the prior rights of Subscription Rights holders, the Holding Company is offering the Conversion Shares for sale to members of the general public through a direct community offering (the "Direct Community Offering") with preference given first to Public Shareholders (who are not Eligible Account Holders or Supplemental Eligible Account Holders) and then to natural persons and trusts of natural persons who are permanent residents of Philadelphia and Montgomery Counties of Pennsylvania (the "Local Community"). It is anticipated that any Conversion Shares not subscribed for in the Subscription Offering or purchased in the Direct Community Offering will be offered to eligible members of the general public on a best efforts basis by a selling group of broker-dealers managed by Charles Webb and Company in a syndicated community offering (the "Syndicated Community Offering"). The Subscription Offering, Direct Community Offering and the Syndicated Community Offering are referred to collectively as the "Conversion Offerings." The Holding Company, Savings Bank and MHC are collectively referred to herein as the "Primary Parties." The Primary Parties reserve the right, in their absolute discretion, to accept or reject, in whole or in part, any or all orders in the Direct Community Offering or the Syndicated Community Offering either at the time of receipt of an order or as soon as practicable following the termination of the Conversion Offerings. If an order is rejected in part,

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the purchaser does not have the right to cancel the remainder of the order.

                           PSB MUTUAL HOLDING COMPANY

         The MHC is the state-chartered mutual holding company for the Savings Bank. The MHC was formed in October 1995 as a result of the reorganization of the Savings Bank into a state-chartered savings bank (the "MHC Reorganization"). The members of the MHC consist of depositors of the Savings Bank. Currently, the MHC's sole business activity is holding the shares of Savings Bank Common Stock, which represents 51.5% of the outstanding shares thereof as of the date of this Proxy Statement. As part of the Conversion and Reorganization, the MHC will convert to a state-chartered interim stock savings bank and simultaneously merge with and into the Savings Bank, with the Savings Bank as the surviving entity. The MHC's main office is located at Eleven Penn Center, Suite 2601, 1835 Market Street, Philadelphia, Pennsylvania 19103, and its telephone number is (215) 979-7900.

                            PENNSYLVANIA SAVINGS BANK

         The Savings Bank is a state-chartered savings bank incorporated under the laws of the Commonwealth of Pennsylvania and headquartered in Philadelphia, Pennsylvania. New deposits of the Savings Bank are insured by the FDIC up to applicable legal limits under the Savings Bank Insurance Fund of the FDIC (the "BIF"). The Savings Bank's deposits are insured by the Savings Association Insurance Fund (the "SAIF") of the FDIC to the extent that such deposits were assumed from the mutual savings bank in the MHC Reorganization. The Savings Bank has been a member of the Federal Home Loan Bank ("FHLB") system since 1937. The Savings Bank is regulated by the Pennsylvania Department of Banking (the "PDOB") and the FDIC. At September 30, 1997, the Savings Bank had total assets of $126.4 million, total deposit accounts of $106.3 million, and total shareholders' equity of $14.8 million, on a consolidated basis.

         On October 20, 1995, when the MHC Reorganization was consummated, the Savings Bank completed its initial stock offering by issuing 1,173,250 shares of Savings Bank Common Stock, of which 534,750 shares were purchased by the Public Shareholders and 615,250 shares were issued to the MHC. Stock dividends issued and stock options exercised subsequent to the initial public offering have increased the total shares issued and outstanding to 1,194,640 shares of Savings Bank Common Stock. Currently 579,390 shares of Savings Bank Common Stock are held by the Public Shareholders and 615,250 shares are held by the MHC.



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         The Savings Bank is primarily engaged in the business of attracting deposits from the general public in the Savings Bank's market area and investing such deposits in loans secured by one- to four-family residential real estate, commercial real estate loans, commercial business loans, construction loans and investment and mortgage-backed securities.

         The Savings Bank conducts its operations from its six full-service offices. Five offices are located in Philadelphia, Pennsylvania and one office is located in Glenside, Montgomery County, Pennsylvania. See "Business of the Savings Bank -- Properties" in the Prospectus. The Savings Bank's main office is located at 11 Penn Center, Suite 2601, 1835 Market Street, Philadelphia, Pennsylvania 1903, and its telephone number is (215) 979-7900.

                                PSB BANCORP, INC.

         General. The Holding Company was organized as a Pennsylvania business corporation at the direction of the Savings Bank on October 3, 1997 for the purpose of becoming a holding company for the Savings Bank upon completion of the Conversion and Reorganization. As a result of the Conversion and Reorganization, the Savings Bank will be a wholly-owned subsidiary of the Holding Company and all of the issued and outstanding capital stock of the Savings Bank will be owned by the Holding Company.

         Business. Prior to the Conversion and Reorganization, the Holding Company has not and will not engage in any significant activities other than that of an organizational nature. Upon completion of the Conversion and Reorganization, the Holding Company's primary business activity will be the ownership of the outstanding capital stock of the Savings Bank. In the future, the Holding Company may acquire or organize other operating subsidiaries, although there are no current plans, arrangements, agreements or understandings, written or oral, to do so.

         Initially, the Holding Company will neither own nor lease any property but will instead use the premises, equipment and furniture of the Savings Bank.

         Because the Holding Company will only hold the outstanding capital stock of the Savings Bank upon consummation of the Conversion and Reorganization, the competitive conditions applicable to the Holding Company will be the same as those confronting the Savings Bank. See "BUSINESS -- Business of the Savings Bank" in the Prospectus.



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                  VOTING RIGHTS AND VOTE REQUIRED FOR APPROVAL

         The MHC's Board of Directors has fixed the close of business on ______________, 1997 as the record date for the determination of members entitled to notice of and to vote at the Special Meeting. All holders of savings accounts of the Savings Bank are members of the MHC. All members of record as of the close of business on the Voting Record Date who continue to be members of the MHC on the date of the Special Meeting or any adjournment thereof will be entitled to vote at the Special Meeting or such adjournment.

         Each eligible depositor member will be entitled at the Special Meeting to cast one vote for each $100, or fraction thereof, of the aggregate withdrawal value of all of the depositor's savings accounts in the Savings Bank as of the Voting Record Date. No member is entitled to cast more than 1,000 votes. Any number of members present and voting, represented in person or by proxy, at the Special Meeting will constitute a quorum.

         Consummation of the Plan of Conversion is contingent upon (i) the affirmative vote of a majority of the total outstanding votes of the MHC's members eligible to vote at the Special Meeting (the "Voting Members"), (ii) the affirmative vote of the holders of a majority of the Public Savings Bank Shares as of the Voting Record Date, (iii) the affirmative vote of holders of 2/3 of the Savings Bank Common Stock (including the MHC), (iv) the sale of at least 1,105,000 Conversion Shares pursuant to the Plan of Conversion, and (v) the receipt of all applicable regulatory approvals. As of the Voting Record Date for the Special Meeting, there were approximately ____________ votes that may be cast by Voting Members.

                                     PROXIES

         Members may vote at the Special Meeting or any adjournment thereof in person or by proxy. Enclosed is a proxy which may be used by any eligible member to vote on the Plan of Conversion. All properly executed proxies received by management will be voted in accordance with the instructions indicated thereon by the members giving such proxies. If no instructions are given, such proxies will be voted in favor of the Plan of Conversion. If any other matters are properly presented at the Special Meeting and may properly be voted on, all proxies will be voted on such matters in accordance with the best judgment of the proxy holders named therein. If the enclosed proxy is returned, it may be revoked at any time before it is voted by written notice to the Secretary of the Savings Bank, by submitting a later-dated proxy, or by attending and voting in person at the Special Meeting. The proxies being solicited are only for use at the Special Meeting and at any and all adjournments thereof and will not be used for any other meeting. Management is not aware of any other business to be presented at the Special Meeting.



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         The trustees for individual retirement accounts at the Savings Bank, will vote in favor of the Plan of Conversion, unless the beneficial owner executes and returns the enclosed proxy for the Special Meeting or attends the Special Meeting and votes in person.

         To the extent necessary to permit approval of the Plan of Conversion, proxies may be solicited by officers, trustees or regular employees of the MHC, in person, by telephone or through other forms of communication. Such persons will be reimbursed by the MHC for their reasonable out-of-pocket expenses incurred in connection with such solicitation. If necessary, the Special Meeting may be adjourned to an alternative date.

                     RECOMMENDATION OF THE BOARD OF TRUSTEES

         The Board of Trustees unanimously recommends that you vote "FOR" the Plan of Conversion. Voting in favor of the Plan of Conversion will not obligate any voter to purchase any Conversion Stock.

                        THE CONVERSION AND REORGANIZATION

         The PDOB and the Board of Governors of the Federal Reserve System (the "Federal Reserve") have approved and the FDIC has issued a letter of nonobjection with respect to the Plan of Conversion subject to its approval by the members of the MHC, by 2/3 of the shareholders of the Savings Bank entitled to vote thereon, by a majority of the holders of Public Savings Bank Shares and to the satisfaction of certain other conditions imposed by the PDOB and FDIC. PDOB, FDIC and Federal Reserve approval does not constitute a recommendation or endorsement of the Plan of Conversion.

         General. On July 17, 1997, the Boards of Trustees of the MHC and the Savings Bank, and on ______________, 1997, the Holding Company's Board of Directors, unanimously adopted the Plan of Conversion, pursuant to which the MHC will convert from a mutual holding company to a stock holding company and the Savings Bank simultaneously will reorganize as a wholly-owned subsidiary of the Holding Company. The following discussion of the Plan of Conversion is qualified in its entirety by reference to the Plan of Conversion, which is attached as Exhibit A to this Proxy Statement. The Plan of Conversion is also filed as an exhibit to the Registration Statement. See "ADDITIONAL INFORMATION."

         Pursuant to the Plan of Conversion, (i) the MHC will convert from a state-chartered mutual holding company to a state-chartered interim stock savings bank (i.e. Interim A) and simultaneously merge with and into the Savings Bank, pursuant to which the MHC will cease to exist and the shares of Savings Bank Common Stock held by the MHC will be canceled, and (ii) Interim A will then merge with and into the Savings Bank. As a result of the merger of Interim A


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with and into the Savings Bank, the Savings Bank will become a wholly-owned subsidiary of the Holding Company and the Public Savings Bank Shares will be converted into the Exchange Shares pursuant to the Exchange Ratio, which will result in the holders of such shares owning in the aggregate approximately the same percentage of the Common Stock to be outstanding upon the completion of the Conversion and Reorganization (i.e. the Conversion Shares and the Exchange Shares) as the percentage of Savings Bank Common Stock owned by them in the aggregate immediately prior to consummation of the Conversion and Reorganization without regard to (a) the payment of cash in lieu of issuing fractional
Exchange Shares and (b) Conversion Shares that may be purchased by the Savings Bank's shareholders in the Conversion Offerings or the ESOP thereafter.

         As part of the Conversion and Reorganization, the Holding Company is offering Conversion Shares in the Subscription Offering to holders of Subscription Rights in the following order of priority: (i) Eligible Account Holders (depositors of the Savings Bank with $50.00 or more on deposit as of June 30, 1996); (ii) the ESOP; and (iii) Supplemental Eligible Account Holders (depositors of the Savings Bank with $50.00 or more on deposit as of ______________, 1997).

          Concurrently with the Subscription Offering, any Conversion Shares not subscribed for in the Subscription Offering may be offered for sale in the Direct Community Offering to members of the general public, with priority being given first to Public Shareholders (who are not Eligible Account Holders or Supplemental Eligible Account Holders) and then to natural persons and trusts of natural persons residing in the Local Community. Conversion Shares not sold in the Subscription and Direct Community Offerings may be offered in the Syndicated Community Offering. Regulations require that the Direct Community and Syndicated Community Offerings be completed within 45 days after completion of the fully extended Subscription Offering unless extended by the Savings Bank or the Holding Company with the approval of the regulatory authorities. If the Syndicated Community Offering is determined not to be feasible, the Board of Trustees of the Savings Bank will consult with the regulatory authorities to determine an appropriate alternative method for selling the unsubscribed Conversion Shares. The Plan of Conversion provides that the Conversion and Reorganization must be completed within 24 months after the date of the approval of the Plan of Conversion by the members of the MHC.

          No sales of Common Stock may be completed, either in the Subscription Offering, Direct Community Offering or Syndicated Community Offerings unless the Plan of Conversion is approved by the members of the MHC and the shareholders of the Savings Bank.

         The completion of the Conversion Offerings, however, is subject to market conditions and other factors beyond the Savings Bank's control. No assurance can be given as to the length of time after approval of the Plan of Conversion at the Special Members Meeting and the Shareholders Meeting that will


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be required to complete the Direct Community or the Syndicated Community
Offerings or other sale of the Conversion Shares. If delays are experienced, significant changes may occur in the estimated pro forma market value of the MHC and the Savings Bank, as converted, together with corresponding changes in the net proceeds realized by the Holding Company from the sale of the Conversion Shares. If the Conversion and Reorganization is terminated, the Savings Bank would be required to charge all Conversion and Reorganization expenses against current income.

         Orders for Conversion Shares will not be filled until at least 1,105,000 Conversion Shares have been subscribed for or sold and the PDOB and FDIC approve the final valuation and the Conversion and Reorganization closes. If the Conversion and Reorganization is not completed within 45 days after the last day of the fully extended Subscription Offering and the PDOB and FDIC consent to an extension of time to complete the Conversion and Reorganization, subscribers will be given the right to increase, decrease or rescind their subscriptions. Unless an affirmative indication is received from subscribers that they wish to continue to subscribe for shares, the funds will be returned promptly, together with accrued interest at the Savings Bank's passbook rate from the date payment is received until the funds are returned to the subscriber. If such period is not extended, or, in any event, if the Conversion and Reorganization is not completed, all withdrawal authorizations will be terminated and all funds held will be promptly returned together with accrued interest at the Savings Bank's passbook rate from the date payment is received until the Conversion and Reorganization is terminated.

Purposes of Conversion and Reorganization

         The MHC, as a state-chartered mutual holding company, does not have shareholders and has no authority to issue capital stock. As a result of the Conversion and Reorganization, the Holding Company will be structured in the form used by holding companies of commercial banks, most business entities and a growing number of savings institutions. The holding company form of organization will provide the Holding Company with the ability to diversify the Holding Company's and the Savings Bank's business activities through acquisition of or mergers with both stock savings institutions and commercial banks, as well as other companies. Although there are no current arrangements, understandings or agreements regarding any such opportunities, the Holding Company will be in a position after the Conversion and Reorganization, subject to regulatory limitations and the Holding Company's financial position, to take advantage of any such opportunities that may arise.

         The Conversion and Reorganization will be important to the future growth and performance of the Savings Bank and the Holding Company by providing a larger capital base to support the operations of the Savings Bank and Holding


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Company and by enhancing their future access to capital markets, their ability to diversify into other financial services related activities, and their ability to provide services to the public. Although the Savings Bank currently has the ability to raise additional capital through the sale of additional shares of Savings Bank Common Stock, that ability is limited by the mutual holding company structure which, among other things, requires that the MHC hold a majority of the outstanding shares of Savings Bank Common Stock.

         The Conversion and Reorganization also will result in an increase in the number of shares of Common Stock to be outstanding as compared to the number of outstanding shares of Public Savings Bank Shares which will increase the likelihood of the development of an active and liquid trading market for the Common Stock. See "MARKET FOR COMMON STOCK" in the Prospectus. In addition, the Conversion and Reorganization will permit the Holding Company to engage in stock repurchases without adverse federal income tax consequences, unlike the Savings Bank. Currently, the Holding Company has no plans or intentions to engage in any stock repurchases.

         An additional benefit of the Conversion and Reorganization will be an increase in the accumulated earnings and profits of the Savings Bank for federal income tax purposes. When the Savings Bank (as a mutual institution) transferred substantially all of its assets and liabilities to its stock savings bank successor in the MHC Reorganization, its accumulated earnings and profits tax attribute was not able to be transferred to the Savings Bank because no tax-free reorganization was involved. Accordingly, this tax attribute was retained by the Savings Bank when it converted its charter to that of the MHC, even though the underlying retained earnings were transferred to the Savings Bank. The Conversion and Reorganization has been structured to re-unite the accumulated earnings and profits tax attribute retained by the MHC in the MHC Reorganization with the retained earnings of the Savings Bank by merging the MHC with and into the Savings Bank in a tax-free reorganization. This transaction will increase the Savings Bank's ability to pay dividends to the Holding Company in the future. See "DIVIDEND POLICY" in the Prospectus.

         If the Savings Bank had undertaken a standard conversion involving the formation of a stock holding company in 1995, applicable FDIC regulations would have required a greater amount of common stock to be sold than the amount of net proceeds raised in the MHC Reorganization. Management believed that it was advisable to profitably invest the $5.58 million of net proceeds raised in the MHC Reorganization rather than raising the larger amount of capital that would have been raised in a standard conversion. A standard conversion in 1995 also would have immediately eliminated all aspects of the mutual form of organization.



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         In light of the foregoing, the Boards of Trustees and Board of
Directors, respectively, of the Primary Parties believe that the Conversion and Reorganization is in the best interests of the MHC and the Savings Bank, their respective members and shareholders, and the communities served by the Savings Bank.

Effects of Conversion and Reorganization on Depositors and Borrowers of the Savings Bank

         General. Prior to the Conversion and Reorganization, each depositor in the Savings Bank has both a deposit account in the institution and a pro rata interest in the net worth of the MHC based upon the balance in his or her account. This interest may only be realized in the event of a liquidation of the MHC. Furthermore, this interest is dependent upon the existence of the depositor's account and has no tangible market value separate from such deposit account. A depositor who reduces or closes his account receives a portion or all of the balance in the account but nothing for his interest in the net worth of the MHC, which is lost to the extent that the balance in the account is reduced.

         Consequently, the depositors of the Savings Bank have only an inchoate ownership interest in the MHC, which has realizable value only in the unlikely event that the MHC is liquidated. In such event, the depositors of record at that time would share pro rata in any residual surplus and reserves of the MHC after other claims are paid.

         Upon consummation of the Conversion and Reorganization, permanent nonwithdrawable capital stock will be created to represent the ownership of the net worth of the Holding Company. The Common Stock is separate and apart from deposit accounts and cannot be and is not insured by the FDIC or any other governmental agency. Certificates are issued to evidence ownership of the permanent stock. The stock certificates are transferable, and therefore the stock may be sold or traded if a purchaser is available with no effect on any deposit and/or loan account(s) the seller may hold in the Savings Bank.

         Continuity. The Conversion and Reorganization will not interrupt the Savings Bank's normal business of accepting deposits and making loans. The Savings Bank will continue to be subject to regulation by the PDOB and the FDIC. After the Conversion and Reorganization, the Savings Bank will continue to provide services for depositors and borrowers under current policies by its present management and staff.

         The trustees and officers of the Savings Bank at the time of the Conversion and Reorganization will continue to serve as trustees and officers of the Savings Bank after the Conversion and Reorganization. The directors and officers of the Holding Company consist of individuals currently serving as trustees and officers of the MHC and the Savings Bank, and they generally will


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retain their positions in the Holding Company after the Conversion and
Reorganization.

         Effect on Public Savings Bank Shares. Under the Plan of Conversion, upon consummation of the Conversion and Reorganization, the Public Savings Bank Shares shall be converted into Exchange Shares based upon the Exchange Ratio without any further action on the part of the holder thereof. Upon surrender of the Public Savings Bank Shares, Common Stock will be issued in exchange for such shares and the Public Shareholders will become shareholders of the Holding Company.

         Voting Rights. Presently, depositors of the Savings Bank are members of, and have very limited voting rights in, the MHC. Upon completion of the Conversion and Reorganization, the MHC will cease to exist and all voting rights in the Savings Bank will be vested in the Holding Company as the sole shareholder of the Savings Bank. Exclusive voting rights with respect to the Holding Company will be vested in the holders of Common Stock. Depositors of the Savings Bank will not have voting rights in the Holding Company after the Conversion and Reorganization, except to the extent that they become shareholders of the Holding Company.

         Savings Accounts and Loans. The Savings Bank's savings accounts, account balances and existing FDIC insurance coverage of savings accounts will not be affected by the Conversion and Reorganization. Furthermore, the Conversion and Reorganization will not affect the loan accounts, loan balances or obligations of borrowers under their individual contractual arrangements with the Savings Bank.

         Tax Effects. The Savings Bank has received an opinion from Stevens & Lee, Wayne, Pennsylvania, that the Conversion and Reorganization will constitute a nontaxable reorganization under Section 368(a)(1)(A) of the Code. Among other things, the opinion provides that: (i) the conversion of the MHC from a mutualholding company to a state-chartered interim stock savings bank (i.e. Interim A) and its simultaneous merger with and into the Savings Bank, with the Savings Bank as the surviving entity will qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Code, (ii) no gain or loss will be recognized by the Savings Bank upon the receipt of the assets of the MHC in such merger, (iii) the merger of Interim B with and into the Savings Bank, with the Savings Bank as the surviving entity, will qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Code, (iv) no gain or loss will be recognized by Interim B upon the transfer of its assets to the Savings Bank, (v) no gain or loss will be recognized by the Savings Bank upon the receipt of the assets of Interim B, (vi) no gain or loss will be recognized by the Holding Company upon the receipt of Savings Bank Common Stock solely in exchange for Common Stock, (vii) no gain or loss will be recognized by the Public Shareholders upon the receipt of Exchange Shares in exchange for their Public


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Savings Bank Shares, (viii) the basis of the Exchange Shares to be received by the Public Shareholders will be the same as the basis of the Public Savings Bank Shares surrendered in exchange therefor, without regard to any payment of cash in lieu of fractional Exchange Shares, (ix) the holding period of the Exchange Shares to be received by the Public Shareholders will include the holding period of the Public Savings Bank Shares, provided that the Public Savings Bank Shares were held as a capital asset on the date of the exchange, (x) no gain or loss will be recognized by the Holding Company upon the sale of Conversion Shares in the Conversion Offerings, (xi) the Eligible Account Holders and Supplemental Eligible Account Holders will recognize gain, if any, upon the issuance to them of withdrawable savings accounts in the Savings Bank following the Conversion and Reorganization, interests in the liquidation account and nontransferable subscription rights to purchase Conversion Stock, but only to the extent of the value, if any, of the subscription rights, and (xii) the tax basis to the holders of Conversion Shares purchased in the Conversion Offerings will be the amount paid therefor, and the holding period for the Conversion Shares will begin on the date of consummation of the Conversion Offerings, if purchased through the exercise of Subscription Rights, and on the day after the date of purchase, if purchased in the Community Offering or the Syndicated Community Offering. Unlike a private letter ruling issued by the IRS, an opinion of counsel is not binding on the IRS and the IRS could disagree with the conclusions reached therein. In the event of such disagreement, no assurance can be given that the conclusions reached in an opinion of counsel would be sustained by a court if contested by the IRS.

         Based upon past rulings issued by the IRS, the opinion provides that the receipt of Subscription Rights by Eligible Account Holders and Supplemental Eligible Account Holders under the Plan of Conversion will be taxable to the extent, if any, that the Subscription Rights are deemed to have a fair market value. RP Financial, LC ("RP Financial"), a financial consulting firm retained by the Savings Bank, whose findings are not binding on the IRS, has issued a letter indicating that the Subscription Rights do not have any value, based on the fact that such rights are acquired by the recipients without cost, are nontransferable and of short duration and afford the recipients the right only to purchase shares of the Common Stock at a price equal to its estimated fair market value, which will be the same price paid by purchasers in the Direct Community Offering for unsubscribed shares of Common Stock. If the Subscription Rights are deemed to have a fair market value, the receipt of such rights may only be taxable to those Eligible Account Holders and Supplemental Eligible Account Holders who exercise their Subscription Rights. The Savings Bank could also recognize a gain on the distribution of such Subscription Rights. Eligible Account Holders and Supplemental Eligible Account Holders are encouraged to consult with their own tax advisors as to the tax consequences in the event the


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Subscription Rights are deemed to have a fair market value.

         The Savings Bank has also received an opinion from Stevens & Lee, that, assuming the Conversion and Reorganization does not result in any federal income tax liability to the Savings Bank, its account holders, or the Holding Company, implementation of the Plan of Conversion will not result in any Pennsylvania tax liability to such entities or persons.

         The opinions of Stevens & Lee and the letter from RP Financial are filed as exhibits to the Registration Statement. See "ADDITIONAL INFORMATION."

         PROSPECTIVE INVESTORS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE CONVERSION AND REORGANIZATION PARTICULAR TO THEM.

         Liquidation Account. In the unlikely event of a complete liquidation of the MHC, each depositor of the Savings Bank would receive his or her pro rata share of any assets of the MHC remaining after payment of claims of all creditors. Each depositor's pro rata share of such remaining assets would be in the same proportion as the value of his or her deposit account was to the total value of all deposit accounts in the Savings Bank at the time of liquidation. After the Conversion and Reorganization, each depositor, in the event of a complete liquidation of the Savings Bank, would have a claim as a creditor of the same general priority as the claims of all other general creditors of the Savings Bank. However, except as described below, his or her claim would be solely in the amount of the balance in his or her deposit account plus accrued interest. Each shareholder would not have an interest in the value or assets of the Savings Bank or the Holding Company above that amount.

         The Plan of Conversion provides for the establishment, upon the completion of the Conversion and Reorganization, of a special "liquidation account" for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders in an amount equal to the amount of the greater of (1) the Savings Bank's retained earnings of $8.74 million at December 31, 1995, the date of the latest statement of financial condition contained in the final offering circular utilized in the MHC Reorganization, or (2) ______% of the Savings Bank's total shareholders' equity as reflected in its latest statement of financial condition contained in the final Prospectus utilized in the Conversion Offerings. As of the date of this Proxy Statement, the initial balance of the liquidation account would be $______ million. Each Eligible Account Holder and Supplemental Eligible Account Holder, if he or she were to continue to maintain his deposit account at the Savings Bank, would be entitled, upon a complete liquidation of the Savings Bank after the Conversion and Reorganization to an interest in the liquidation account prior to any payment to the Holding Company


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

as the sole shareholder of the Savings Bank. Each Eligible Account Holder and Supplemental Eligible Account Holder would have an initial interest in such liquidation account for each deposit account, including passbook accounts, transaction accounts such as checking accounts, money market deposit accounts and certificates of deposit, held in the Savings Bank at the close of business on ___________________ or ___________________, as the case may be. Each Eligible
Account Holder and Supplemental Eligible Account Holder will have a pro rata interest in the total liquidation account for each of his or her deposit accounts based on the proportion that the balance of each such deposit account on the Eligibility Record Date or the Supplemental Eligibility Record Date, as the case may be, bore to the balance of all deposit accounts in the Savings Bank on such date.

         If, however, on any December 31 annual closing date of the Savings Bank, commencing December 31, 1997, the amount in any deposit account is less than the amount in such deposit account on ___________________ or ______________, 1997, as the case may be, or any other annual closing date, then the interest in the liquidation account relating to such deposit account would be reduced by the proportion of any such reduction, and such interest will cease to exist if such deposit account is closed. In addition, no interest in the liquidation account would ever be increased despite any subsequent increase in the related deposit account. Any assets remaining after the above liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders are satisfied would be distributed to the Holding Company as the sole shareholder of the Savings Bank.

                              REVIEW OF PDOB ACTION

         Any person aggrieved by a final action of the PDOB which approves, with or without conditions, a Plan of Conversion which results in a stock savings bank pursuant to this part may obtain review of such action by filing in the Commonwealth Court of the Commonwealth of Pennsylvania within twenty (20) days after notice of the approval appears in the Pennsylvania Bulletin. However, members should be aware that in most instances the decision of the PDOB is nonreviewable.

                             ADDITIONAL INFORMATION

         The Holding Company has filed with the SEC a Registration Statement on Form SB-2 (File No. 333-37511) under the Securities Act of 1933, as amended, with respect to the Common Stock offered in the Conversion and Reorganization. The accompanying Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Such information may be inspected at the public reference facilities maintained by the SEC at 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549; 500 West Madison Street, Suite 1400, Room


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1024, Chicago, Illinois 60661; and 75 Park Place, New York, New York 10007.
Copies may be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. The Registration Statement also is available through the SEC's World Wide Web Site on the Internet (http://www.sec.gov).

         Copies of the Holding Company's Articles of Incorporation and Bylaws may be obtained by written request to the Savings Bank.

         All persons eligible to vote at the Special Meeting should review both this Proxy Statement and the accompanying Prospectus carefully. However, no person is obligated to purchase any Common Stock. For additional information, you may call the Stock Information Center at (215) 979-7904.

                                       BY ORDER OF THE BOARD OF DIRECTORS



                                       ANTHONY DISANDRO
                                       PRESIDENT AND CHIEF OPERATING OFFICER


Philadelphia, Pennsylvania
____________________, 1998


         YOUR BOARD OF DIRECTORS URGES YOU TO CONSIDER CAREFULLY THE INFORMATION CONTAINED IN THIS PROXY STATEMENT AND THE PROSPECTUS AND, WHETHER OR NOT YOU PLAN TO BE PRESENT IN PERSON AT THE SPECIAL MEETING, TO FILL IN, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD(S) AS SOON AS POSSIBLE TO ASSURE THAT YOUR VOTES WILL BE COUNTED. THIS WILL NOT PREVENT YOU FROM VOTING IN PERSON IF YOU ATTEND THE SPECIAL MEETING. YOU MAY REVOKE YOUR PROXY BY WRITTEN INSTRUMENT DELIVERED TO THE SECRETARY OF THE SAVINGS BANK AT ANY TIME PRIOR TO OR AT THE SPECIAL MEETING OR BY ATTENDING THE SPECIAL MEETING AND VOTING IN PERSON.

         THIS PROXY STATEMENT IS NOT AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY STOCK. THE OFFER WILL BE MADE ONLY BY THE PROSPECTUS IN THOSE JURISDICTIONS IN WHICH IT IS LAWFUL TO MAKE SUCH OFFER.